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December 29, 2014

Jennifer Gowetski

Special Counsel

Securities and Exchange Commission

Washington, D.C. 2059

Re:	Great Ajax Corp.
Amendment No. 2 to
Draft Registration Statement on Form S-11
Submitted December 5, 2014
CIK No. 0001614806

Dear Ms. Gowetski:

On behalf of our client, Great Ajax Corp. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) an amendment to the above-referenced draft registration statement (referred to herein for ease of reference as “Amendment 3”). Amendment 3 incorporates responses to the comments transmitted by the Staff to us on December 22, 2014.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to Amendment 3. Amendment 3 includes the audited financial information for the period from inception through September 30, 2014. As we have discussed with the Staff, it is the Company’s intention to file publicly as soon as possible.

Use of Proceeds, page 60

1.	We note your disclosure on page 60 regarding the mortgage loans you intend to acquire with the proceeds of this offering. Please revise to provide more detail regarding the loans you intend to acquire, including the percentage of non-performing loans, the percentage of re-performing loans, the weighted average

Lawrence Mendelsohn

December 29, 2014

Page Two

coupon, the weighted average LTV, the remaining term, number of first liens, geographic diversification and vintage. In addition, please clarify whether you have entered into a purchase agreement with respect to these loans. We may have further comment.

We have revised “Use of Proceeds” to include all of the requested details. Each month, the Company enters into purchase commitments to acquire mortgage loans. Prior to the commencement of the road show, this table will be completed to include information about the loans under contract that will be acquired with the net proceeds of the offering.

Liquidity and Capital Resources, page 76

2.	We note your disclosure on page 77 regarding the securitization transaction entered into on November 19, 2014. Please revise to identify the initial purchaser of the Class A Notes and identify, as applicable, which affiliated entity retained the Class B Notes and Trust Certificate.

We have revised the disclosure to indicate the purchasers.

3.	We note your disclosure on page 78 explaining the repurchase agreement you entered into on November 25, 2014. Please revise to disclose the material terms of the agreement, including the interest rate and a brief description of any financial covenants.

We had included a brief summary of the repurchase agreement terms in the prior submission, which we have updated; however, we note that the Company does not consider this repurchase agreement or any future repurchase agreement to be a material agreement. As noted in the disclosures in the Registration Statement, from time to time, the Company intends to enter into and to access repurchase facilities.

Manager’s Experience, page 82

4.	We note your response to comment 9 of our letter dated December 1, 2014. Please confirm to us that Aspen has not experienced any material adverse business developments.

Aspen has not experienced any material adverse business developments.

Note 1 – Organization and Basis of Presentation, pages F-10 and F-11

5.	We note the company’s 19.8% investment in the Manager is accounted for on the equity method. Please tell us the amounts recorded and where these

Lawrence Mendelsohn

December 29, 2014

Page Three

amounts related to your equity method investment has been recorded on your balance sheet and statement of income for the period ended September 30, 2014. In addition, please clarify how you have complied with the disclosure requirements pursuant to Topic 323-10-50 of the Financial Accounting Standards Codification.

The interest in the Manager was granted to the Company as an inducement in connection with the entry into the management agreement, so there was no separate consideration. Pursuant to Topic 323-10-50, the registrant is required to disclose the name of the entity and the percentage ownership of common stock, which the Company has done on page F-12. Additional disclosures would be required if the Company held 20% or more of the voting stock of the Manager; however, that is not the case.

Disclosure has been added to the effect that there is no quoted market price for the member interests of the Manager and that there is no difference between the amount at which the investment is carried and the amount of underlying equity in net assets. We also advise the Staff that the balance sheet and income statement impact of the interest in the Manager was immaterial as of September 30, 2014 and for the period from inception to September 30, 2014.

Note 3 – Mortgage Loans, page F-15 – F-16

6.	We note that you have aggregated the loans acquired into two pools, one for re- performing and another for non-performing based on common risk characteristics. Please describe the common risk characteristics across the respective loan portfolios considered in determining that all these loans meet the aggregation criteria. As noted within table information located elsewhere within your document, the loans acquired had various years of origination and were located across wide state geographic boundaries. Your response should also address why further disaggregation within re-performing and non-performing would not produce more appropriate results.

ASC 310-30-15-6 states that “for purposes of applying the recognition, measurement, and disclosure provisions of [this Subtopic] for loans that are not accounted for as debt securities, investors may aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool.” Common risk characteristics are understood to be loans with similar credit risk or risk ratings, and one or more predominant risk characteristics, such as financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location.

Lawrence Mendelsohn

December 29, 2014

Page Four

As a result, the Company aggregated loans into pools, based on collateral type (1-4 family residential mortgage loans) and loan status (re-performing and non-performing), resulting in two loan pools, which the Company identifies in the document as re-performing and non-performing. The Company believes that the status of the loan is the most significant in terms of indicating the credit or other related risks. The Company does not believe that disaggregating by vintage or year of origination would be meaningful. The majority of the loans were originated between 2006-2008; however, in managing its loan portfolio, the Company does not assess risk characteristics based on date of origination, nor has it found that assessments based on the date of origination are as useful as the other assessments made in respect of mortgage loans to be acquired or acquired. For example, as discussed in the Registration Statement, the Manager has proprietary analytics that assist in predicting future cash flows and consider resolution method, resolution timeline, foreclosure costs, rehabilitation costs and eviction costs, which are largely related to payment history of loans. Similarly, the Company does not believe that further disaggregating by geographic location alone or within the re-performing and non-performing categories would provide meaningful information for an investor.

Regularly, going forward, the Company will assess whether further disaggregation is warranted based on its historic experience.

7.	Please disaggregate your disclosures by re-performing and non-performing loans. Reference is made to paragraph 310-30-15-6 of the Financial Accounting Standards Codification.

The disclosures have been disaggregated by re-performing and non-performing loans.

8.	Please expand your footnote disclosures to discuss credit quality information about your mortgage loans. Reference is made to paragraphs 310-10-50-27 to 30 of the Financial Accounting Standards Codification.

A table has been added providing information based on delinquency experience.

Note 5 – Fair Value of Financial Instruments, page F-17

9.	Please revise to provide quantitative information about the significant unobservable inputs used in the fair value measurement of your mortgage loans in a tabular format. Reference is made to paragraph 820-10-50-2(bbb) and 820-10-50-8 of the Financial Accounting Standards Codification.

A table has been added to provide quantitative information about the significant unobservable inputs.

Lawrence Mendelsohn

December 29, 2014

Page Five

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We appreciate the Staff’s time and attention to Amendment 3 and the responses to the Staff’s comments. Please call with any questions.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo